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                                                            Exhibit (a)(5)(vi)

               CBIZ ANNOUNCES MODIFIED DUTCH AUCTION TENDER OFFER

              MODIFIED DUTCH AUCTION SEEKS UP TO 14 MILLION SHARES AS PART OF 15 MILLION SHARE STOCK REPURCHASE PROGRAM

Cleveland, Ohio (June 10, 2003)--CBIZ (Century Business Services, Inc.) (NASDAQ:
CBIZ) today announced that it has commenced a modified Dutch Auction tender offer to purchase up to 14 million shares of its outstanding common stock at a price per share of $3.00 to $3.30. On June 9, 2003, the Board of Directors authorized a share repurchase of up to 15 million shares, 14 million of which are being sought in the Dutch Auction tender offer. As of June 9, 2003, CBIZ had 95,999,137 shares outstanding. The closing price of CBIZ's common stock on the NASDAQ on June 9, 2003, which was the last trading day prior to the commencement of the offer, was $3.01 per share. The average closing price over the past 30 days was $2.88.

CBIZ's Board of Directors believes that the tender offer is a prudent use of the Company's financial resources, and that investing in its own shares is an attractive use of capital and an efficient means to provide value to CBIZ stockholders. The tender offer will provide increased liquidity to holders of shares and the opportunity for holders to sell shares without the usual transaction costs associated with open market sales.

CBIZ anticipates that it will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, by borrowing under its existing $73 million secured revolving credit facility. The credit facility was amended on June 9, 2003, to permit CBIZ to borrow sufficient funds to complete the repurchase of up to 15 million shares of stock.

The tender offer will expire at 5:00 p.m. EDT, Wednesday, July 9, 2003, unless extended by CBIZ. Tenders of shares must be made on or prior to the expiration of the tender offer and shares may be withdrawn at any time on or prior to the expiration of the tender offer.

Under the Dutch Auction tender offer, shareholders of CBIZ common stock will be invited to choose a price at which they are willing to sell their shares to the Company, within the range of $3.00 to $3.30 per share. The Company will then select the lowest single purchase price that will allow it to buy up to 14 million shares of stock, or such lesser number of shares as are properly tendered and not withdrawn. All shares acquired in the tender offer will be purchased at the same purchase price regardless of whether the shareholder selected a lower price. If more than the maximum number of shares sought is tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro ration and all other shares will be purchased on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase. Shareholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, without interest, promptly after the expiration of the tender offer. Shareholders whose shares are not purchased in the tender offer will have their shares returned to them, free of charge, promptly after the expiration of the tender offer. The offer is not contingent upon any minimum number of shares being tendered.

"The operations of CBIZ continue to generate positive cash flow," stated Steven
L. Gerard, CEO and Chairman. As of yesterday, June 9, 2003, we have completely paid down our outstanding debt. We have made three strategic acquisitions in the past eight

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months and we intend to make additional acquisitions targeted toward further strengthening our business. At this point we can support the cash needs of the company and utilize our excess cash flow to buy back these shares. With this offer to buy back approximately 15% of the outstanding shares, this will provide liquidity to shareholders who wish to sell, and it will be accretive to remaining shareholders," continued Gerard.

The dealer-manager of the offering is Banc of America Securities LLC. D.F. King is the information agent for the offer and CBIZ's transfer agent, Fifth Third Bank, is the Depositary. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered stockholders and will also be made available for distribution to beneficial owners of CBIZ common stock. Questions related to the offer and requests for copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to D.F. King at
(212) 269-5550 (banks and brokerage firms) or (800) 431-9642 (all others).

Neither CBIZ nor its Board of Directors is making any recommendation whether stockholders should tender or refrain from tendering their shares or at what purchase price they should choose to tender their shares. CBIZ is not making a recommendation as to whether stockholders should tender shares into the offer because it believes that stockholders should make their own decisions based on their views as to the value of CBIZ's shares and its prospects, as well as stockholders' liquidity needs, investment objectives and other individual considerations. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. Stockholders should discuss whether to tender their shares with their broker or other financial or tax advisor. CBIZ's directors and executive officers have advised CBIZ that they do not intend to tender any shares in the offer.

This Press Release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CBIZ's common stock. The solicitation of offers to buy CBIZ's common stock will only be made pursuant to the Offer to Purchase and related materials that CBIZ will be distributing to its stockholders. Stockholders are urged to read CBIZ's Tender Offer Statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and stockholders may obtain them free of charge from the SEC at the SEC's Website (http://www.sec.gov/) or from D.F. King, the information agent for the tender offer, toll free at (800) 431-9642.

CBIZ is a provider of outsourced business services to small and medium-sized companies throughout the United States. As the largest benefits specialist, the ninth-largest accounting company, and one of the ten largest valuation and medical practice management companies in the United States, CBIZ provides integrated services in the following areas: accounting and tax; employee benefits; wealth management; property and casualty insurance; payroll; IS consulting; and HR consulting. CBIZ also provides valuation; litigation advisory; government relations; commercial real estate advisory; wholesale life and group insurance; healthcare consulting; medical practice management; worksite marketing; and capital advisory services. These services are provided throughout a network of more than 160 Company offices in 33 states and the District of Columbia.


 For further information regarding CBIZ, call the Investor Relations Office at
                     (216) 447-9000 or visit www.cbiz.com.